# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mural Oncology plc, CIK 0001971543
CUSIP: G63365103
Title of class of securities: Ordinary shares, nominal value $0.01 per share
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001604867-24-000018
Filed by CIK 0001604867

## Reporting persons
- Solas Capital Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FREDERICK TUCKER GOLDEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Mural Oncology plc
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, IRELAND, D02 T380

## Item 2. Person Filing
Name of person filing:
Solas Capital Management, LLC

Frederick Tucker Golden
Address of principal business office or, if none, residence:
Solas Capital Management, LLC
1063 Post Road, 2nd Floor
Darien, CT 06820

Frederick Tucker Golden
c/o Solas Capital Management, LLC
1063 Post Road, 2nd Floor
Darien, CT 06820
Citizenship:
Solas Capital Management, LLC - Delaware

Frederick Tucker Golden - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Solas Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Solas Capital Management, LLC, which serves as the investment manager to two private funds ("Funds") and as sub-adviser to another private fund ("Other Fund"), which hold securities for the benefit of their investors, and Mr. Frederick Tucker Golden, as Portfolio Manager of Solas Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds and by the Other Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Percent of class:
Solas Capital Management, LLC - 0%

Frederick Tucker Golden - 0%
Sole power to vote or to direct the vote:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Shared power to vote or to direct the vote:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Sole power to dispose or to direct the disposition:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Shared power to dispose or to direct the disposition:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Solas Capital Management, LLC: /s/ Frederick Tucker Golden, Frederick Tucker Golden/General Partner, Solas Capital Holdings, LP, its Member (08/14/2025)
- FREDERICK TUCKER GOLDEN: /s/ Frederick Tucker Golden, Frederick Tucker Golden (08/14/2025)